CANABO MEDICAL CORPORATION
Management’s Discussion and Analysis
Year Ended October 31, 2016

This Management’s Discussion and Analysis (MD&A) of Canabo Medical Corporation (“Canabo” or the “Company”) is dated February 27, 2017 and provides an analysis of the financial operating results for the years ended October 31, 2016 and 2015. This MD&A should be read in conjunction with the audited annual financial statements and accompanying notes for the years ended October 31, 2016 and 2015 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) for consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified. The MD&A, financial statements and other information, including news releases and other disclosure items are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under the Company’s profile. The common shares of Canabo (after the RTO transaction as described below) are now traded on the TSX Venture Exchange under the symbol “CMM”.

Except for the historical statements contained herein, this Management’s Discussion and Analysis presents “forward-looking statements” within the meaning of Canadian securities legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, future developments; use of funds; and the business and operations of the combined issuer after completion of the proposed Transaction. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Canabo to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors disclosed in Canabo’s publicly filed documents. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and officers of Canabo believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Canabo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Description of Business

The Company was incorporated pursuant to the Canada Business Corporations Act on March 19, 2014 under the name 8824479 Canada Inc. The Company changed its name to Canabo Medical Corporation on September 17, 2014. Canabo was extra-provincially registered in Ontario on October 29, 2014. By special resolution of its shareholders dated August 27, 2015, Canabo consolidated its issued shares on the basis of exchanging two old common shares for each one new common share.

Canabo Corp. operates its clinics through its wholly owned subsidiary, 2412550 Ontario Inc., DBA The Cannabinoid Medical Clinic (“CMC”), a corporation existing under the laws of Ontario and incorporated on March 27, 2014. The CMC was extra-provincially registered in Nova Scotia in October 2014, in Newfoundland in February 2016, in Alberta in February 2016, in Manitoba in March 2016 and in Saskatchewan in April 2016. The principal place of business of Canabo is located at 1 Eglinton Ave. East, Unit 407, Toronto, Ontario, M4P 1P1. The registered and records office of Canabo is located at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

Canabo plans to capitalize on the medicinal marijuana opportunities through its cannabinoid medical clinics (each a “CMClinic”), its research abilities, and plans for expansion.

Plan of Arrangement – Reverse Takeover Transaction

On August 8, 2016, the Corporation entered a letter of intent with Four River Ventures Ltd. (“Four River”), as amended on September 15, 2016. On September 30, 2016, the Company and Four River entered into a Securities Exchange Agreement and on October 6, 2016 entered into an Arrangement Agreement setting out a Plan of Arrangement under which the proposed transaction was completed. The transaction was subject to due diligence by both parties, as well as, regulatory and shareholder approvals. The Boards of Directors of the Company and Four River each unanimously approved the terms of the Transaction (as described below).

Under the terms of the Plan of Arrangement, Four River acquired all of the issued and outstanding common shares and common share purchase warrants of Canabo based on a one for one share exchange ratio (the “Transaction”). In substance, the Transaction involves the Canabo shareholders obtaining control of Four River, and holding approximately 91.6% of the outstanding shares of Four River after the Transaction. As Four River does not meet the definition of a business under IFRS, the future consolidated financial statements of the combined entity will represent the continuation of Canabo. The Transaction will be accounted for as a share-based payment by which Canabo acquired the net liabilities and listing status of Four River. Accordingly, it will be considered to be a reverse takeover transaction with Canabo acquiring Four River.

Four River was incorporated under the Business Corporations Act of British Columbia and was previously seeking opportunities within the mineral exploration sector. During July, 2015, the Company’s listing was transferred from the TSX Venture Exchange (the “TSX-V”) to the NEX Board under the symbol FFC.H. As a result of the Transaction, Four River’s listing was transferred back to the TSX-V as a Tier 2 Technology or Life Sciences Issuer under the trading symbol CMM. Upon completion of this Transaction, Four River changed its name to Canabo Medical Inc.

Subsequent to October 31, 2016, Four River completed a share consolidation on the basis of two old common shares for one new common share. On November 9, 2016, the Company and Four River completed a Plan of Arrangement whereby Four River acquired all of the outstanding common shares of Canabo by issuance of 27,546,900 common shares and 545,000 common share purchase warrants of the Four River, to all of the security holders of Canabo.

Four River adopted the Company’s financial year end of October 31 as a result of the closing of the Transaction.

GENERAL DEVELOPMENT OF THE BUSINESS

Company Background and History

The principal business carried on by Canabo is the provision of medical services and (non-cannabinoid) products for patients suffering from chronic pain and disabling illnesses through health clinics operated by qualified health care practitioners, independent medical marijuana evaluations for employers and insurers, and medical marijuana scientific research (the “Business”). Canabo’s first CMClinic was located in Toronto, Ontario, and it now operates twelve clinics in Canada, and has plans to open up to six more clinics within the next year. CMC is at the forefront of patient care in the field of prescription cannabinoids and medical marijuana. CMC is dedicated to helping patients find effective alternate and adjunct treatments for their ailments through the use of medical marijuana and cannabinoid products, educating patients, physicians and the community and advancing research in the field of medical marijuana and synthetic cannabinoids.

Significant Acquisition

By a restated share exchange and investment agreement dated July 20, 2015 (the “Restated Agreement”) among Canabo, CMC and its Founding Shareholders, Canabo acquired all of the issued and outstanding shares of CMC (the “CMC Acquisition”). At all relevant times leading up to the Restated Agreement, Canabo and the Founding Shareholders dealt with each other on an arm’s length basis.

Pursuant to the terms of the Restated Agreement, Canabo acquired all of the issued and outstanding shares of CMC in exchange for the issuance of 1,500,000 (post-consolidation) common shares of Canabo to the Founding Shareholders upon completion of the CMC Acquisition and the payment of $499,214 (the “Cash Payment”) on behalf of CMC. The Founding Shareholders were also paid a performance bonus of $60,000 upon completion of the RTO Transaction and listing on the Exchange.

Medical Marijuana

In June 2013, the Government of Canada modified the laws in Canada surrounding the production and distribution of medical marijuana, and in doing so created a free market in medical marijuana production through Licensed Producers (“LP or LP’s”) and a need for specialized health care. Revised legislation effective April 1, 2014 (the Marihuana for Medical Purposes Regulations, or “MMPR”, promulgated under section 55(1) of the Controlled Drugs and Substances Act), subsequently replaced by the Access to Cannabis for Medical Purposes Regulations – Canada or “ACMPR” effective August 26, 2016, states that legal sources to obtain medical marijuana in Canada are from a Licensed Producer approved by Health Canada after receiving a medical document (as defined under the MMPR) from a health care practitioner, or from a health care practitioner in the course of treatment of a medical condition. As of September 2016, there are approximately 35 federally licensed LP’s in Canada. Medical marijuana use is estimated to grow considerably in Canada (Source: Health Canada, List of Authorized Licensed Producers under the Marihuana for Medicinal Purposes Regulations). Long-term estimates show market growth from current levels of about 37,000 users to over 433,638 users by 2024, a growth factor of 11.72 times over the next ten years (Source: Globe and Mail, “By the Numbers: Canada’s Medical Marijuana Use”, October 3, 2013).

Legalization of marijuana for recreational use has become an issue on the federal political agenda in Canada, and outright legalization may become a reality in 2017. Despite this, Canabo has discounted any incremental revenue opportunities that may be presented due to legalization of cannabis for recreational use. Canabo’s business plan does not predicate its success on this potential outcome.

Federal Government Task Force Report on Cannabis Legalization and Regulation

On December 14, 2016, Canabo applauded the Federal Government Task Force Report on Cannabis Legalization and Regulation, and the need to advance research data on cannabinoid treatments. The Task Force Report clearly indicates the need for credible, evidence-based research. The Company is a global leader in advancing clinical data on cannabis treatments and Canabo has already compiled a comprehensive clinical data set allowing us to identify effective cannabinoid treatments. Canabo announced a study in December 2016 which further demonstrates our position as the industry leader for medical data within the medical marijuana industry.

Canabo’s database of over 10,000 patients will assist in the advancement of research for the benefit of insurers, medical practitioners, clinical researchers and the pharmaceutical industry. Canabo’s dataset includes a full medical profile of each patient, cannabinoid consumption, and efficacy following the start of treatment. This data will build a long-term view of how medical marijuana is helping patients over time by condition, medication usage, and on many other fronts.

The Company’s analysis of the effects of cannabinoid treatments on opioid use to demonstrate the importance of Canabo’s clinical data.

A large percentage of our patient database are using opioids, including hydrocodone, oxycodone, and fentanyl for chronic pain conditions. Since Canabo tracks patient’s cannabis treatment, changes in pain levels and opioid consumption, we are equipped to respond to a variety of questions with respect to the effects of cannabis on opioid use. Do medical cannabis patients use fewer opioids over time? Do we see improvements in patient pain levels, overall health and quality of life? Is medical cannabis more impactful with certain medical conditions? What cannabis strains and dosage levels have the greatest impact on specific conditions?

Almost three-quarters of patients had been coping with their medical ailment in excess of three years before coming to Canabo. Our patient data is characterized by long-term, persistently chronic ailments. This suggests that patient improvements following cannabinoid treatments are not just a function of recovery over time, and that our dataset is crucial to understanding the interaction of cannabis with patient health.

Description of Operations

The principal business carried on and intended to be carried on by Canabo is the provision of medical services and non-cannabinoid products for patients suffering from chronic pain and disabling illnesses through health clinics operated by qualified health care practitioners, independent medical marijuana evaluations and medical marijuana scientific research. Currently, the Company’s twelve CMClinics in Toronto, Barrie, Ottawa, Halifax, St. John’s, Calgary, Edmonton, Stoney Creek, Hamilton, and Burlington. The ACMPR requires that medical marijuana must be prescribed by a health care practitioner; however, Canabo does NOT and has NO PLANS to sell cannabinoid products or medical marijuana at CMClinics.

The main components of Canabo’s business operations are:

•	Cannabinoid Therapy

Each CMClinic is staffed by qualified health practitioners legally permitted to prescribe medicinal marijuana for pain therapy or the treatment of disabling illnesses. Canabo has developed specialized training programs for physicians and cannabinoid educators. All new physicians and cannabinoid educators joining a Canabo practice complete training specifically related to assessment and treatment and use of cannabinoid therapies. Both the physician training and educator training programs developed by Canabo are proprietary to Canabo.

•	Cannabinoid Education

All patients referred to Canabo are fully assessed and their medical history reviewed prior to their visit to a CMClinic. Following consultation with a CMClinic’s internally-trained physician, patients selected for herbal cannabis products receive an introductory cannabinoid education session with one of CMClinic’s trained cannabinoid educators. These sessions help patients navigate the new medical marijuana regulatory system, providing patient education with respect to treatment with cannabinoids and medical marijuana generally, the different cannabis strains and cannabinoid profiles, and how to access medical cannabis from a Licensed Producer.

Each clinic provides Cannabinoid Educators (“CE”), who consult with patients to determine the proper treatment for his/her ailments using medical cannabis based on the medical documentation as prepared by the physician. The clinics have an exhaustive training manual for cannabinoid educators developed by the physician team. The CE role is filled by health care workers, who work closely with the consulting physician and act as a resource for the CMClinic’s patients after the initial assessment. Despite the growing number of medical marijuana users in Canada, there remains a lack of research available to general practitioners concerning the various strains of marijuana, the efficacy of options, and the long-term impact of treatments.

•	Independent Medical Marijuana Evaluations

By a Medical Assessment Strategic Alliance Agreement dated September 15, 2016 between CMC and Rapid Interactive Disability Management Ltd. (“RIDM”), CMC became the exclusive supplier within Canada of medical marijuana independent evaluations to RIDM.

•	Data Collection & Clinical Research

Canabo conducts clinical-based data collection, research and eventual clinical research on the efficacy of cannabinoid treatment. Completion of data input will be an ongoing request for every patient of the clinic. Custom data collection modules are currently in use at the operating CMClinics to monitor trends and effectiveness of products. Patient confidentiality will be maintained utilizing standard clinical research practices.

•	Ongoing Education

Canabo will conduct ongoing educational programs with the general practitioners and physicians community. Canabo’s practicing physicians will partake on a continuing basis in conferences, speaking opportunities, and medical professional development opportunities with the goals of increasing the awareness and understanding of cannabinoid treatment programs and efficacy, and increasing patient referrals.

Canabo intends to meet the rapidly-growing demand for doctors involved in cannabinoid therapy in the medicinal marijuana sector using a physician-run clinic approach. Canabo’s clinics are the only known referral-based clinics available for medical marijuana. CMClinics have in excess of more than 40 licensed doctors who have completed CMC proprietary specialized training in the assessment and use of cannabinoid therapies. In addition, each CMClinic also requires additional health care support staff.

Board of Directors

The Company established its Board of Directors with a combination of appropriate skill sets, compliant with all regulatory and corporate governance requirements, including applicable independence requirements. Upon completion of the Transaction, the Board of the resulting issuer has been reconstituted to comprise four members, consisting of Alistair MacLennan (director of Four River), and Dr. Danial Schecter, Dr. Neil Smith and Ian Klassen (directors of Canabo).

Management

The management of the resulting issuer will consist of John Philpott as President and Chief Executive Officer, Dr. Danial Schecter as Executive Medical Officer, Dr. Michael Verbora as Medical Director, Ms. Charo Poirier as VP Operations and Rob Randall as Chief Financial Officer and Corporate Secretary.

Mr. Philpott, President and Chief Executive Officer of Canabo, has been active in the medical industry for the past two decades, serving as CEO of a leading North American physician recruitment firm. His background includes management and consulting assignments relating to clinic operational efficiencies in a wide variety of hospital, clinic and medical operations.

Dr. Schecter is a co-founder, executive medical officer and a director of Canabo, and is primarily responsible for supervising the medical consulting services of the operation. After working alongside some of Canada's leading researchers in the field of medical cannabis, Dr. Schecter developed a strong interest in the therapeutic use of cannabinoids. As a recognized medical expert in the field of prescription cannabinoids and medical marijuana, Dr. Schecter has given numerous presentations to fellow physicians and developed educational programs on this subject. Dr. Schecter was the driving force behind establishing the physician training and operating process protocol, and helped design the CMClinic treatment efficacy database and protocols.

Dr. Michael Verbora earned his medical degree at the University of Western Ontario and his Master of Business Administration from the Odette School of Business. To date Dr. Verbora has completed over two thousand initial consultations for cannabinoid therapy. He has also presented and given many talks within the community and hospital setting. Dr. Verbora is a member of the Canadian Consortium for the Investigation of Cannabinoids (CCIC), Doctors for Responsible Access (DRA) and the Canadian Pain Society (CPS). The Medical Director holds the senior medical administrative position in CMC. Responsible for a number of activities related to the delivery of our clinical medical care and clinical services such as cost management, utilization review, quality assurance, and medical protocol development. This responsibility includes but not limited to:

•	Physician Peer to Peer Program development, management and compliance
•	Physician scheduling, utilization and performance
•	Policy oversight, development and management
•	Physician Champions
•	CMC Physicians

Ms. Charo Poirier, VP Operations, has spent the past ten years concentrated in the medical industry leading clinical operations and administration. Her position focuses on strategic planning, goal-setting, structuring, people development, IT and process re-engineering. She oversees day-to-day operations of the clinics including the development of operational capacities and efficiencies.

Mr. Randall, CFO and Corporate Secretary of Canabo, has served as contract CFO for a number of companies listed on the TSX Venture Exchange over the past five years and has extensive financial experience within the public company environment. He currently serves as CFO for Stockport Exploration Inc., Torrent Capital Ltd. and Antler Gold Inc. Previously, he was the Corporate Controller with Etruscan Resources Inc. and a Principal with PricewaterhouseCoopers.

SELECTED FINANCIAL INFORMATION

The following table sets out certain selected financial information of Canabo from Canabo’s financial statements for the period from incorporation (March 19, 2014) to October 31, 2016. The following information should be read in conjunction with Canabo’s audited financial statements, including the notes thereto.

	Year Ended October 31, 2016 $	Year Ended October 31, 2015 $	Period Ended October 31, 2014 $
Medical consultation fees	1,268,283	513,270	9,763
Research revenue	729,775	109,850	-
Product sales	82,791	106,097	-
Total revenues	2,080,849	729,217	9,763
Cost of Sales	961,916	420,728	-
Net revenue	1,118,933	308,489	9,763
Consulting fees management	175,666	197,305	-
Consulting fees other	-	157,147	20,000
Administrative service fee	300,000	240,000	40,000
Other administrative consulting	97,212	78,838	-
Professional fees	190,290	91,357	58,110
Human resource recruiting	97,471	152,960	-
Salaries and benefits	927,563	249,717	-
Rent and facilities	329,642	88,315	-
Office and administrative	274,967	75,502	9,993
Marketing	70,481	21,669	2,000
Stock-based compensation	-	-	52,500
Travel	74,249	34,195	13,133
Depreciation	36,167	14,604	-
Total expenses	(2,573,708)	(1,401,609)	(195,736)
Loss before impairment of intangible asset	(1,454,775)	(1,093,120)	(185,973)
Impairment of intangible asset	-	-	(402,657)
Net loss and comprehensive loss	(1,454,775)	(1,093,120)	(588,630)
Net loss per share	(0.07)	(0.07)	(0.23)
Weighted average outstanding common shares	20,448,410	16,237,407	2,581,825

Results of Operations

Canabo incurred a net loss of $1,454,775 for the year ended October 31, 2016 (October 31, 2015 – $1,093,120) or $0.07 per share (October 31, 2015 – $0.07 per share), based on its weighted average shares outstanding of 20,448,410 (October 31, 2014 – 16,237,407). In its initial period of operations ending October 31, 2014, Canabo incurred a loss of $588,630 or $0.23 per share based its weighted average shares outstanding of 2,581,825.

Period ended October 31, 2014

Canabo was established on March 19, 2014. Since then it raised financial capital to pursue a venture in the medical marijuana industry through its acquisition on October 22, 2014 of the 2412550 Ontario Inc., (dba The Cannabinoid Medical Clinic, “CMC”). Canabo’s first and primary clinic was located in Toronto, Ontario.

Pursuant to the terms of the Agreement, Canabo acquired all of the issued and outstanding shares of CMC in exchange for the issuance of 1,500,000 Canabo Shares to the founding shareholders of CMC and the payment of $60,000 upon the completion of a listing on a recognized exchange.

Canabo only had nine clinic days of operation in 2014 for medical consultation fees of $9,763 on which no doctor commissions were paid. During the period ended October 31, 2014, Canabo also incurred consulting fees of $20,000 associated with the establishment of the clinic in Toronto, $40,000 in management service fees with Numus Financial Inc. (see note below) and $58,110 of legal and financial professional fees relating to the start-up activities of Canabo and CMC. Canabo also recorded stock-based compensation of $52,500 in relation to the issuance of escrowed shares to directors and officers of Canabo.

With the CMC Acquisition, Canabo acquired an intangible asset related to its operations. During the start-up period ended October 31, 2014, Canabo provided for an impairment charge of $402,657 or $0.16 per share against the intangible asset to reflect its economic value and the uncertainty in return on investment.

Results of Operations for the Years ended October 31, 2016 and 2015

During the year ended October 31, 2015, Canabo operated only one clinic in Toronto. Medical consultation fees amounted to $513,270 for the year. Canabo also recorded research revenue of $109,850 for the year. Canabo signed its first research agreements earlier in 2015; however, the research activity only began in the latter half of the fiscal year.

Canabo records doctor commissions and the cost of product sales as cost of goods sold. The doctor commissions are based on a rate of 65% to 70% of medical consultation fees billed to the Provincial Health Boards. Early in 2015, certain doctors worked on a fixed fee basis to get the Toronto clinic established and in the final fiscal quarter of 2015 included $17,500 of lead physician stock compensation. The fair value of lead physician stock compensation is based on equity financings Canabo had completed on or around the grant date.

In the first quarter of fiscal 2016, Canabo began to expand its clinic operations. It established clinics in Barrie in November 2015, Halifax in December 2015 and Ottawa in January 2016. In May 2016, Canabo established clinics in Edmonton and St. John’s. In the fourth quarter of 2016, the Company also established three clinics in Ontario located in Hamilton, Stoney Creek, and Burlington and a clinic in Calgary. As a result, Canabo’s medical consultation fees increased from $513,270 in the year endedmOctober 31, 2015 to $1,268,283 in fiscal 2016. In 2015, the Company’s Toronto Clinic conducted 2,475 initial consultations as compared to 5,875 initial consultations in 2016. Research revenue also increased from $109,850 in the year ended October 31, 2015 to $729,775 in fiscal 2016. Doctor commissions include $42,550 of lead physician stock compensation.

In 2015, product sales included proceeds of $25,000 on the sales of Canabo’s patient handbook. In 2016 there were no patient handbook sales. The Company provides vaporizers for sale to its patients as a service. The margins are not significant to warrant larger inventory. With the pending legalization marijuana, these units are becoming much more readily available in the marketplace.

Expenses

Consulting fees – management includes fees paid to Canabo executives who were engaged as independent consultants. The details of the majority of these fees are provided in the Summary Compensation table in the related party section in this MD&A and the accompanying audited financial statements. Consulting fees – other includes certain external consultants who provided additional consulting services associated with the start-up activities. These included services to create a Patient Handbook on Medical Cannabis and other consulting fees associated with market development and web design.

Canabo has an Administrative Services Agreement with Numus Financial Inc. (Numus) which covers certain accounting services, receptionist and support staff, liaising with Canabo executives and other professionals, consultants or agents of Canabo. These administrative service fees were invoiced at $20,000 per month for the two months ended October 31, 2014, $20,000 per month for the year ended October 31, 2015 and increased to $25,000 per month for fiscal 2016. Canabo also incurred other service fees including rent of $20,500 in 2016 and additional consulting fees with Numus of $78,838 in 2015 and $60,197 in fiscal 2016.

Professional fees include amounts incurred with lawyers and auditors. The Company incurred significant legal and auditors fees in association with the planning for and execution of the RTO transaction which was finalized just after the Company’s year end. The Company also incurred legal fees on a few other business arrangements including an agreement associated with a Clinic Development Partner in Ontario as well as a few other business acquisition agreements that did not materialize.

A critical success factor for Canabo is its ability to attract and recruit physicians. Canabo invested heavily in physician recruiting, incurring $152,960 in the year ended October 31, 2015 and $97,471 in the first six months of fiscal 2016. Most of these fees were paid to CanAm Physician Recruiting Inc. In April 2016, Canabo engaged John Philpott, the founder and President of CanAm Physician Recruiting Inc., to serve as its full-time President & CEO. As a result, Canabo has significantly increased its competitive advantage with regards to this key aspect of its business. Canabo has recruited in excess of 40 fully-trained cannabinoid physicians.

Canabo has experienced a significant increase in salary and benefits. During 2015, Canabo only had clinic staff in Toronto and one corporate staff person. With its growth and expansion in 2016, Canabo staffed ten clinics with three operations managers, and its corporate staff increased to five at the end of October and seven to the date of this MD&A. In April 2016, Canabo also established a national call center in St. John’s which employs seven full and part-time staff. The new President & CEO engaged in April 2016, is also on salary as opposed to being contracted as an independent consultant.

With ten Canabo clinics in operation as of October 31, 2016, the clinic staffing is comprised of 20 full-time and 3 part-time health care workers. Canabo expects the average number of full-time and part-time employees to increase significantly over the next year due to the proposed expansion of the CMClinics.

With the nine new clinics opened in fiscal 2016, office and administration costs increased from $75,502 in the year ended October 31, 2015 to $274,967in fiscal 2016. Over the same periods:

•	Rent and facilities costs increased from $88,315 to $329,642;
•	Travel expenses increased from $34,195 to $74,249 as the cost includes travel associated with opening new clinics and doctor travel for training; and
•

Marketing expenses has also increased from $21,669 to $70,481. Each new clinic opening was accompanied by Continuing Medical Education (“CME”) events and Canabo continues to ramp up its marketing efforts.

Summary of Quarterly Results

Quarter ended:	Jan 31, 2015 $	April 30, 2015 $	July 31, 2015 $	Oct 31, 2015 $
Net loss	168,769	433,156	210,960	280,235
Basic and diluted loss per share	0.01	0.03	0.01	0.02
Total assets	178,819	279,219	286,678	510,092
Total liabilities	131,815	396,372	589,792	720,642

Quarter ended:	Jan 31, 2016 $	April 30, 2016 $	July 31, 2016 $	Oct 31, 2016 $
Net loss	272,990	290,403	399,537	491,845
Basic and diluted loss per share	0.01	0.02	0.02	0.02
Total assets	320,363	837,126	742,088	3,687,272
Total liabilities	770,151	1,052,317	1,295,618	1,478,987

In the fourth quarter of 2016, the Company established three clinics in Ontario located in Hamilton, Stoney Creek, and Burlington and a clinic in Calgary, Alberta. Since the end of October, the Company has also opened two additional clinics in Kingston, Ontario and Moncton, New Brunswick.

In the first quarter of fiscal 2017, the Company also signed a 20,000 Patient Operating Agreement in Alberta with Peak Pulmonary Consulting Inc. (Peak Medical Group). The Peak Medical Group will provide medical marijuana treatments and therapies within the Pinnacle Medical Centers through its wholly-owned subsidiary CieloMed. Pinnacle Medical Centers currently provide medical services to over 55,000 patients in Alberta.

Under the terms of the agreement, Peak Medical Group will provide physicians and clinic space to assess up to 20,000 new patients under Canabo medical marijuana assessment, prescribing, educational procedures and protocols. Training for up to 60 Peak Medical Group physicians and educators in Canabo’s proprietary training protocols will begin immediately. All resulting patients under this agreement will also be enrolled in Canabo’s medical data collection program.

Operational services will be provided by Peak Medical Group under the terms of a share exchange agreement (“SEA”) with Canabo. Under the terms of the SEA, Canabo will acquire all the issued and outstanding shares of CieloMed on the earlier of: CieloMed assessing a minimum of 20,000 patients under Canabo’s medical marijuana protocols; or six years from the date of the SEA. At closing, based on a 8-day VWAP for the period immediately preceding the execution of the LOI, Canabo will issue up to approximately 1,869,000 common shares (up to 6.4% of the issued and outstanding shares of Canabo), representing up to a maximum deemed value of $1,600,000 in Canabo shares. Any shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and TSX-V approval.

Liquidity and Capital Resources

	As at October 31, 2016 $	As at October 31, 2015 $	As at October 31, 2014 $
Total current assets	3,523,356	400,199	435,206
Capital assets	163,916	109,893	46,636
Total assets	3,687,272	510,092	481,842
Total liabilities	1,487,987	720,642	266,072
Shareholders’ equity (Deficiency)	2,208,285	(210,550)	215,770
Working capital (Deficiency)	2,044,369	(320,443)	169,134

As at October 31, 2016, the Company had a working capital balance of $2,044,369. On December 22, 2016, the Company completed a brokered private placement with Aphria Inc. (TSV-V: APH) issuing 6,000,000 common shares at a price of $1.40 per share, to raise gross proceeds of $8,400,000. As at October 31, 2015, the Company had a working capital deficiency of $320,443 (October 31, 2014 - working capital of $169,134).

In late September 2016, Canabo Corp completed a private placement equity financing to raise gross proceeds $3,457,500, on the issuance of 6,915,000 common shares of Canabo at an offering price of $0.50 per share. Finders' fees of 7% and 10% broker’s warrants were paid in connection with the private placement. The net proceeds from the private placement will be used by the resulting issuer to finance its business operations and its expansion plans and for general working capital.

Since its inception, Canabo’s capital resources have been limited. Canabo has relied on equity financing to raise the funds for management, administration and its growth in operations. Since Canabo’s expenses will exceed its ability to generate revenues in the near future, it has continued to rely upon equity financing to raise capital. It follows that there can be no assurance that financing, whether equity or debt, will always be available to Canabo in the amount required at any particular time or, if available, that it can be obtained on terms satisfactory to Canabo.

Canabo’s ability to continue as a going-concern is dependent upon its ability to achieve profitability and fund any additional losses. The financial statements are prepared on a going concern basis, which implies that Canabo will realize its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary if Canabo were unable to achieve and maintain profitable operations.

Related Party Transactions

Key management includes directors and officers of the Company. The Company incurred salaries as well as professional fees and doctors’ commissions to companies controlled by the officers of the Company for the years ended:

	October 31,	October 31,
	2016	2015
	$	$
Consulting fee – management and salaries	251,728	193,555
Doctor commissions	135,902	175,323

	387,630	368,878

The Company paid consulting fees and administrative fees covering administrative services, rent, accounting services, other consulting and marketing services, office and administrative expense to Numus Financial Inc. for the years ended:

	October 31,	October 31,

	2016	2015
	$	$
Administrative fees	300,000	240,000
Rent facility	20,500	-
Consulting fees	60,197	78,838

	380,697	318,838

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements as of the date of this MD&A.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities;

ii.	the inputs used in accounting for share-based compensation; and

iii.	the inputs used in estimating research revenue, deferred revenue and accrued liabilities

New Accounting Standards Issued But Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Corporation may have been excluded from the list below. The Company is evaluating any impact the standards noted below may have on the Company’s financial statements and this assessment has not been completed.

IFRS 15 Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018.

The standard is effective for annual periods beginning on or after January 1, 2019:

IFRS 9 Financial Instruments – In November 2009, as part of the IASB project the ASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In July 2014, the final version of IFRS 9 was issued and adds a new expected loss impairment model and amends the classification and measurement model for financial assets by adding a new fair value through other comprehensive income category for certain debt instruments and additional guidance on how to apply the business model and contractual cash flows characteristics. The standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 16 – Leases

In June 2016, the IASB issued IFRS 16 – Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019.

IFRS 2 – Share-based Payment

In November 2016, the IASB has revised IFRS 2 to incorporate amendments issued by the IASB in June 2016. The amendment provide guidance on the accounting for i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; ii) share-based payment transactions with a net settlement feature for withholding tax obligations and iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

RISK FACTORS

The securities of the Company should be considered highly speculative due to the nature of the Company’s Business and the present stage of Canabo’s development. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other available information. An investment in securities of the Company should only be made by persons who can afford a significant or total loss of their investment.

The risks and uncertainties described below are those that Canabo’s management believes are material, but these risks and uncertainties may not be the only ones that the Company may face. Additional risks and uncertainties, including those that Canabo’s management currently are not aware of or deem immaterial, may also result in decreased operating revenues, increased operating expenses or other events that could result in a decline in the value of any securities of the Company. The following information is a summary only of certain risk factors.

Limited Operating History

Canabo has no history of net earnings and a limited operating history. Accordingly, it has no significant operating history upon which to evaluate its performance. Past performance of Canabo’s operations is not indicative of future results and there can be no assurance that Canabo will operate profitably at a greater number of locations. No conclusions should be drawn from the past performance of its operations and personnel. The likelihood of success of Canabo must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Canabo has limited financial resources and there is no assurance that additional funding will be available to it for further operations or to fulfill its obligations under applicable agreements. There is no assurance that Canabo can generate sufficient revenues to operate profitably or provide a return on investment or that it will successfully implement its business plans. Canabo expects that its operating expenses will continue to increase in future periods as it pursues its proposed growth strategies. Any future increases to Canabo’s development expenses and/or general and administrative expenses will directly affect its future results of operations and may have an effect on its financial condition.

Risks Inherent in the Nature of the Health Clinic Industry

Changes in operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct Canabo’s business, changes in health care laws and governmental regulations and various other factors may significantly impact the ability of Canabo to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate its clinics, regardless of whether Canabo is generating revenue.

Competition

The medicinal marijuana industry is intensely competitive and Canabo competes with other companies that may have greater financial resources and technical facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient servicing under the new regulatory regime in seeking patients that purchase medicinal marijuana. It is possible that other third parties could also establish their own medical clinics that are similar to Canabo’s.

An increase in competition for cannabis and cannabinoid products may decrease prices and result in lower profits to the Licensed Producers. This increases the risk that Licensed Producers would not have funding available to purchase the research data Canabo will have available.

Development Risks

Future development of Canabo’s business may not yield expected returns and may strain management resources. Development of Canabo’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments.

Uninsurable Risks

Canabo carries comprehensive general liability, fire and flood insurance with policy specifications, limits and deductibles for its CMClinics. It is possible that, in the future, Canabo will not be able to obtain clinic insurance for these types of risks at reasonably economic rates, or at all. In the course of developing Canabo’s business, certain risks, and in particular, medical malpractice or product liability suits, may occur. It is not always possible to fully insure against such risks and Canabo may decide not to take out insurance against some or all of such risks as a result of high premiums or other reasons. Even a partially uninsured claim of significant size, if successful, could materially adversely affect Canabo’s business, financial condition, results of operations and liquidity and result in increasing costs and a decline in the value of the securities of Canabo. However, even if Canabo successfully defends against any such claim, it could be forced to spend a substantial amount of money in litigation expenses, management could be required to spend valuable time in the defence against these claims and Canabo’s reputation could suffer, any of which could adversely affect results of its operations.

Government Regulations, Permits and Licenses

Canabo’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in imposition of fines and penalties. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. Canabo intends to fully comply with all governmental laws and regulations. The LP’s that provide medical marijuana to Canabo’s patients will be subject to various federal, provincial and municipal laws relating to the ACMPR in Canada. While there are currently no indications that Canabo will require approval by Health Canada under the new program, such approvals may ultimately be required. There can be no assurance, however, that all permits which Canabo may require for its operations and activities will be obtainable on reasonable terms or on a timely basis or such laws and regulations would not have an adverse effect on Canabo’s business.

The current or future operations of Canabo are and will be governed by laws and regulations governing the health care industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics, or more stringent implementation thereof, could have a material adverse impact on Canabo and cause increases in capital expenditures or costs, or reduction in levels of its medical services.

The government of Canada proposes to legalize recreational marijuana in 2017 and there can be no assurance that such laws and regulations would not have an adverse effect on Canabo’s business. It is expected that pending legislation relating to recreational marijuana will include introducing regulation governing taxation, sales and distribution of the product on a large scale and will significantly alter availability and demand for recreational marijuana. There can be no assurances that availability of recreational marijuana will not reduce the demand for medical marijuana, that recreational distributors may also become distributors of medical marijuana, or that the significant industry effect of new corporate entrants into the marijuana industry (some of which could have significantly more capital, distribution and marketing resources than Canabo), may have an adverse effect of Canabo’s business.

Non-referrals

Physicians may not refer patients to Canabo’s clinics. In addition, as the market grows and general practitioners become more comfortable and knowledgeable about the medical marijuana industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.

Provincial Health Care Funding

All patients seen at Canabo clinics have been referred by other physicians. As such, the patient interaction with the consulting Canabo physician is eligible to be reimbursed by Provincial Health Departments. Revenues for the consulting physician vary by consulting physician speciality (i.e. family practitioner, internist, anaesthesiologist, etc.) within each province and the revenue schemes vary between provinces. Revenues generated by physician engagement (scope of exam and assessment) and physician specialty are subject to change by each provincial Health Department. Changes to any province’s consulting physician reimbursement model may adversely affect Canabo’s ability to recruit or retain consulting physicians or Canabo’s business model.

Federal Court Ruling

On March 21, 2014, the Federal Court of Canada issued an order for injunctive relief in response to a motion brought by four individuals (the “Applicants”). As a result of the Court’s injunction, the persons who were previously authorized to possess and grow marijuana under the old Marihuana Medical Access Regulations (MMAR), who meet the terms of the Court order, were able to continue to do so on an interim basis, until the Court issues a final decision on the merits of the case. On February 24, 2016, the Federal Court of Canada issued reasons for judgement that the Canadian Marihuana for Medicinal Purposes Regulations, as amended (the “MMPR”) was unconstitutional and invalid in that the MMPR does not provide Canadians with reasonable access to Marihuana for Medical Purposes and that implementation of this decision was suspended until August 24, 2016 to allow sufficient time for the Federal government to enact new regulations. On August 24, 2016, the ACMPR were made effective. Pursuant to the ACMPR, an individual is eligible to produce cannabis for their own medical purposes as a registered person or to have it produced for them by a designated person. Canabo expects that the immediate probable effect of the Court’s decision could be a lower number of existing MMAR patients than may have otherwise been anticipated seeking physician referrals or registering with Canabo for its clinical services, as some potential patients may choose to self-medicate and continue to grow their own marijuana without a prescription, as they have been doing under the MMAR.

Complications with Research Data

The research data collected by Canabo will be an integral part of its business for the production of research based reports. If there are issues with the data’s integrity or security, the data and research based reports could be considered ineffective or unreliable.

Early Stage of the Industry and Growth

The Canadian medical marijuana industry is in a nascent stage, only having been granted license to generate revenue from cannabis products and services since April 1, 2014. The change in federal legislation from the MMPR to the ACMPR could have an adverse impact on a LP’s ability to successfully market its strains.

The industry in which Canabo plans to operate may also be subject to rapid and sustained growth and development. A variety of competitors and companies consulting on the use of cannabis may impact Canabo’s ability to attract and retain staff, physicians or sufficient patients to support our business objectives.

Plans for Growth

Canabo plans to grow rapidly and significantly expand its operations. This growth will place a significant strain on management systems and resources. Canabo will not be able to implement our business strategy in a rapidly evolving market, without an effective planning and management process. To date, Canabo has implemented some managerial, informational, operational and financial systems and controls, however, there can be assurance these systems and controls will be adequate. Canabo may be required to manage multiple relationships with various strategic partners, users, advertisers and other third parties. These requirements will be strained in the event of rapid growth, or a large increase in the number of third party relationships Canabo has, as its systems, procedures or controls may not be adequate to support increased operations and management may be unable to manage growth effectively. To manage the planned growth, Canabo will be required to significantly improve or replace existing managerial, informational, financial and operational systems, procedures and controls, and to expand, train and manage its intended growing base of personnel. Canabo may also be required to expand its finance, administrative and operations staff. Canabo may be unable to complete in a timely manner the improvements to its systems, procedures and controls necessary to support future operations, management may be unable to hire, train, retain, motivate and manage required personnel and management may be unable to successfully identify, manage and exploit existing and potential market opportunities.

Global Economic, Political and Social Conditions

Canabo is subject to global economic, political and social conditions that may cause patients to delay or reduce medical treatments due to economic downturns, unemployment, volatility in the costs of energy and other consumer goods, geopolitical uncertainties and other macroeconomic factors affecting spending behaviour. Canabo faces risks that may arise from financial difficulties experienced by suppliers or customers/clients, including:

•	The risk that customers/clients may face financial difficulties or may become insolvent, which could lead to an inability to obtain payment of accounts receivable that those patients may owe;

•	The risk that key suppliers of medical marijuana may face financial difficulties or may become insolvent, which could lead to disruption of the supply cannabis products; and

•	The inability of customers/clients and/or suppliers to obtain credit financing to finance purchases of products and raw materials used to grow or build those products.

Should any of these risks occur, then they could have a material adverse effect on Canabo and its prospects.

Management

The success of Canabo is currently largely dependent on the performance of its officers. The loss of the services of these persons will have a materially adverse effect on Canabo’s business and prospects. There is no assurance Canabo can maintain the services of its officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on Canabo, its business and its prospects.

Key Person Insurance

Canabo does not maintain key person insurance on any of its officers and as a result Canabo would bear the full loss and expense of hiring and replacing any officer in the event the loss of any such persons by their resignation, retirement, incapacity or death, as well as any loss of business opportunity or other costs suffered by Canabo from such loss of any officer.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends generally, notwithstanding any potential success of Canabo in creating revenues, cash flows or earnings.

An active public market for the common shares might not develop or be sustained upon completion of the Transaction. If an active public market for the common shares does not develop, the liquidity of a shareholder’s investment may be limited.

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with Canabo and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Canada Business Corporations Act (CBCA) which provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the CBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the CBCA.

Financing Risks

Canabo has no history of significant earnings and, due to the nature of its business, there can be no assurance that Canabo will be profitable. Canabo has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to Canabo is through the sale of its equity shares and operational revenues. Even if the net revenues of the business are encouraging, Canabo may not have sufficient funds for future expansion of the business that may be necessary to remain competitive in the market. While Canabo may generate additional working capital through further equity offerings or through operational revenues, there is no assurance that any such funds will be available on terms acceptable to Canabo, or at all. If available, future equity financing may result in substantial dilution to shareholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

Substantial Number of Authorized but Unissued Shares

The Company has an unlimited number of common shares which may be issued by the Board of Directors without further action or approval of its shareholders. While the Board of Directors is required to fulfil its fiduciary obligations in connection with the issuance of such common shares, common shares may be issued in transactions with which not all shareholders agree and the issuance of such common shares will cause dilution to the ownership interests of shareholders.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, Canabo is subject to counterparty risk and liquidity risk. Canabo is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold Canabo’s cash; (ii) through companies that have payables to Canabo; and (iii) through Canabo’s insurance providers. Canabo is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of Canabo to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to Canabo. If these increased levels of volatility and market turmoil continue, Canabo’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

Dividends

The Company does not anticipate paying any dividends on its common shares in the foreseeable future.

Outstanding Share Data

As at October 31, 2016, the Company had 27,546,900 issued and outstanding common shares.

On November 9, 2016, the Company and Four River completed a Plan of Arrangement whereby the Four River acquired all of the outstanding common shares of Canabo based on a one for one share exchange ratio. Four River issued post-consolidation shares of 27,546,900 common shares and 545,000 share purchase warrants of the Company based on a one for one exchange ratio, to all of the security holders of Canabo Corp. The Transaction will be accounted for as a share-based payment by which Canabo acquired the net liabilities and listing status of Four River. Accordingly, it will be considered to be a reverse takeover transaction with Canabo acquiring Four River.

As at October 31, 2016, Four River had 2,536,411 post consolidation common shares issued and outstanding. In addition, Four River has 179,570 post consolidation warrants outstanding with a post consolidation exercise price of $8.00 per share which expire on September 4, 2017 and 1,537,500 post consolidation warrants with a post-consolidation exercise price of $0.15 which expire on March 22, 2017.

As a result of the Transaction on November 9, 2016, there were 13,765,500 common shares subject to a Tier 2 Value Escrow Agreement There was an initial release of 1,376,550 (10%) of the escrowed securities and the remaining 12,388,950 (90%) shares will be released at a rate of 2,064,825 (15%) every six months thereafter.

On December 22, 2016, the Company completed a brokered private placement with Aphria Inc. (TSV-V: APH) issuing 6,000,000 common shares at a price of $1.40 per share, to raise gross proceeds of $8,400,000. After giving effect to the Offering, Aphria will own approximately 16.6% of the Company. The Company paid a cash commission to Agents equal to 5% of the gross proceeds raised.

Subsequent to October 31, 2016, the Company received proceeds of $67,500 and issued 450,000 common shares on the exercise of 450,000 warrants.

As at October 31, 2016, there are no stock options outstanding. Subsequently, in November 2016 the Company granted 1,775,000 stock options to directors, officers, employees and consultants. The options are exercisable at an exercise price of $0.90 per share and expire on November 25, 2021. In February 2017, the Company granted 300,000 options to consultants and employees. These options are exercisable at an exercise price of $0.73 per share and expire on February 6, 2022. All options vest over a twenty-four month period.

As at February 27, 2017, there are 36,533,311 common shares, 1,812,070 common share purchase warrants and 2,075,000 stock options outstanding.